PROSPECTUS SUPPLEMENT NO. 13	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 1, 2021)	Registration No. 333-257423

PURECYCLE TECHNOLOGIES, INC.

18,177,703 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 1, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 5,936,625 shares of our common stock, par value $0.001 per share (“Common Stock”), that may be issued upon exercise of the Company Warrants (as defined in the Prospectus).

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 12,241,078 shares of Common Stock, which includes (i) 8,903,842 shares of Common Stock that may be issued upon conversion of the Convertible Notes (as defined in the Prospectus) currently outstanding as of the most recent interest payment date, (ii) up to 951,360 additional shares of Common Stock issuable upon conversion of the Convertible Notes assuming all remaining interest payments are made to holders of the Convertible Notes entirely in kind and the maturity date of the Convertible Notes is extended through April 15, 2023 (from October 15, 2022) at our election with respect to 50% of the amount outstanding under the Convertible Notes at October 15, 2022 and (iii) up to 2,385,876 shares of Common Stock held by certain initial stockholders named therein (including the shares of our Common Stock that may be issued upon conversion of the Company Warrants held by such initial stockholders).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, warrants and units are listed on The Nasdaq Capital Market under the symbols “PCT,” “PCTTW” and “PCTTU,” respectively. On March 16, 2022, the closing price of our Common Stock was $9.86 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2022.

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2022

PureCycle Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40234	86-2293091
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Hazeltine National Drive, Suite 650, Orlando Florida		32822
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (877) 648-3565

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PCT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value per share, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Stock Market LLC
Units, each consisting of one share of common stock, $0.001 par value per share, and three quarters of one warrant	PCTTU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation

On March 15, 2022, Richard Brenner informed the Board of Directors (the “Board”) of PureCycle Technologies, Inc. (the “Company” or “PureCycle”) of his resignation from the Board, effective March 15, 2022. Mr. Brenner’s decision to resign was not the result of any disagreement with the Company or its management.

Appointments

Effective March 15, 2022, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, elected Allen W. Jacoby and Stephen F. Bouck as directors of the Company. Mr. Jacoby was elected as a Class II director and Mr. Bouck was elected as a Class III director.

The Board determined that each of Mr. Jacoby and Mr. Bouck qualifies as an independent director under the listing standards of the Nasdaq Stock Market. The Board anticipates naming each of Mr. Jacoby and Mr. Bouck to serve on one or more committees of the Board, but at the time of this Form 8-K, the Board has not determined the committee(s) to which Mr. Jacoby or Mr. Bouck will be named.

Mr. Jacoby and Mr. Bouck will receive compensation for service as non-employee directors of the Company consistent with the compensation generally provided to the Company’s other non-employee directors, as determined by the Board from time to time. Currently, non-employee directors generally receive, among other things, (i) an annual grant of restricted stock units with a targeted fair market value of $100,000; (ii) annual cash compensation of $65,000; (iii) additional amounts between $7,500 and $15,000 for service as a non-chair committee member and (iv) additional amounts between $15,000 and $30,000 for service as a committee chair.

There are no arrangements or understandings between either Mr. Jacoby or Mr. Bouck and any other persons pursuant to which either Mr. Jacoby or Mr. Bouck was selected as a director. Mr. Bouck has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

On March 15, 2019, Milliken & Company (“Milliken”), Mr. Jacoby’s employer, and PureCycle entered into a 10-year exclusive supply agreement (the “Milliken Agreement”) under which Milliken will supply PureCycle with certain additives needed for the Company’s ultra-pure recycled resin production. Pricing is not specified in the Milliken Agreement, but the agreement notes pricing will be “reasonable,” reflecting industry conditions with initial pricing negotiated in good faith. No payments under the Milliken Agreement are due until initial production at the Company’s Ironton, Ohio facility (“Ironton Facility”) begins. Operations at the Ironton Facility are scheduled to begin in the fourth quarter of 2022. Although Milliken and PureCycle have not yet agreed on initial pricing or specified quantities, based on current market rates and conditions and PureCycle’s forecasted operations timeline, the Company estimates additives needed for 2022 under the Milliken Agreement will cost approximately $385,000.00. Based on operations forecasting, current market conditions as of this 8-K (including significant supply chain disruptions and commodity shortages), and without accounting for changes in pricing or operational efficiencies, the Company estimates the additives needed and to be procured under the remainder of the Milliken Agreement term, including 2022, will cost approximately $107.8 million. Other than the Milliken Agreement, Mr. Jacoby has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release announcing Mr. Brenner’s resignation from and the appointments of Mr. Jacoby and Mr. Bouck to the Board

104	The cover page from this Current Report on Form 8-K, formatted as Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PURECYCLE TECHNOLOGIES, INC.

By:	/s/ Lawrence Somma
Name: Lawrence Somma
Title: Chief Financial Officer

Date: March 17, 2022

Exhibit 99.1

*PRESS RELEASE*

PureCycle Adds Top Industry Leaders to Board of Directors

Company bids farewell to founding board member

ORLANDO–Mar. 17, 2022 — Today, PureCycle (NASDAQ: PCT) announced the appointment of two new members to its Board of Directors. Steven F. Bouck, former president of Waste Connections, Inc. and Allen Jacoby, chief strategy officer and senior vice president of corporate development for Milliken & Company joined PureCycle’s Board of Directors effective March 15, 2022. Together, Bouck and Jacoby bring more than 50 years of relevant experience to the board and will help PureCycle continue to advance its mission and business objectives. Each of Jacoby and Bouck qualify as an independent director under the NASDAQ listing rules independence standards.

Mike Otworth, chairman of the board and chief executive officer, PureCycle, said, “We are thrilled to expand our board with the addition of Allen and Steven who will bring deep industry and recycling knowledge to our bench. We have worked hard to ensure our board represents the different experiences within our industry, and our two new members are no exception. They are both proven and successful leaders and will serve PureCycle well.”

Steven Bouck, former president, Waste Connections, Inc., said, “I am grateful and excited for the opportunity to join PureCycle’s Board of Directors. Being connected to an innovative and entrepreneurial organization is an exciting new challenge and I look forward to bringing my finance and environmental experience to this top-notch team.”

Allen Jacoby, chief strategy officer and senior vice president of corporate development, Milliken & Company, said, “I am ready to roll up my sleeves and begin working with my fellow board members to achieve PureCycle’s overall mission of revolutionizing plastic waste into a renewable resource. PureCycle is a leader in the plastics recycling technology space, and I look forward to helping guide the company through commercialization.”

Bouck, 65, worked for Waste Connections, Inc., for more than 20 years serving first as its chief financial officer and then as president until his departure in 2018. Before joining Waste Connections Inc., he developed significant financial services experience, focus on the environmental industry, through his roles with First Analysis Corporation. Bouck currently does not serve on any other public company boards.

Jacoby, 55, has more than 30 years of leadership experience serving in top roles in research and development, manufacturing, strategy, and finance within the plastics and technology industries. He has spent 19 years at Milliken & Company, working his way from business manager to his current role as chief strategy officer and senior vice president of corporate development. Jacoby currently does not serve on any other public company boards.

PureCycle also announced the resignation of Richard “Rick” Brenner from PureCycle’s Board of Directors effective March 15, 2022. Brenner submitted his resignation from the board to focus more time on his increasing business obligations outside of PureCycle. Mr. Brenner was appointed an inaugural member of PureCycle’s public company board when it listed with NASDAQ in March 2021.

Otworth added, “We are incredibly thankful for Rick’s service and longstanding commitment to PureCycle. We have benefitted significantly from the leadership and insight he brought to the board. Rick has been a positive force from the creation of our company to listing as a public company and we are grateful for his contributions.”

With the two new appointments and Brenner’s resignation, the Board is currently comprised of 8 members, six of whom have been deemed independent under NASDAQ listing rules.

###

Media Contact:

Anna Farrar

afarrar@purecycle.com

954.647.7059

About PureCycle Technologies

PureCycle Technologies LLC, a subsidiary of PureCycle Technologies, Inc., holds a global license to commercialize the only patented, solvent-based purification recycling technology, developed by The Procter & Gamble Company (P&G), for restoring waste polypropylene (PP) into ultra-pure resin. The proprietary process removes color, odor and other contaminants from recycled feedstock resulting in an ultra-pure polypropylene suitable for any PP market. To learn more, visit purecycle.com

Forward-Looking Statements

This press release contains forward-looking statements, including statements about the Ironton facility and Augusta facility. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of PCT and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section of PCT’s Quarterly Report on Form 10-Q entitled “Risk Factors,” those discussed and identified in public filings made with the SEC by PCT and the following:

•	PCT’s ability to satisfy all conditions to closing for the Offering and to consummate the transaction in a timely manner, or at all;

•

PCT’s ability to meet, and to continue to meet, applicable regulatory requirements for the use of PCT’s ultra-pure recycled (“UPR”) resin (as defined below) in food grade applications (both in the United States and abroad);

•	PCT’s ability to comply on an ongoing basis with the numerous regulatory requirements applicable to the UPR resin and PCT’s facilities (both in the United States and abroad);

•

Expectations and changes regarding PCT’s strategies and future financial performance, including its future business plans, expansion plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and PCT’s ability to invest in growth initiatives;

•	PCT’s ability to scale and build its first commercial-scale recycling facility in Lawrence County, Ohio in a timely and cost-effective manner;

•

PCT’s ability to complete the necessary financing with respect to, and complete the construction of, its first U.S. cluster facility, located in Augusta, Georgia, in a timely and cost-effective manner;

•	PCT’s ability to sort and process polypropylene plastic waste at its plastic waste prep facilities;

•	PCT’s ability to maintain exclusivity under the Procter & Gamble Company license (as described below);

•	the implementation, market acceptance and success of PCT’s business model and growth strategy;

•	the success or profitability of PCT’s offtake arrangements;

•	the ability to source feedstock with a high polypropylene content;

•	PCT’s future capital requirements and sources and uses of cash;

•	PCT’s ability to obtain funding for its operations and future growth;

•	developments and projections relating to PCT’s competitors and industry;

•	the outcome of any legal or regulatory proceedings to which PCT is, or may become, a party including the recently filed securities class action case and the ongoing SEC investigation;

•	the ability to recognize the anticipated benefits of the previously-announced business combination (the “Business Combination”) consummated on March 17, 2021;

•	unexpected costs related to the Business Combination;

•	geopolitical risk and changes in applicable laws or regulations;

•	the possibility that PCT may be adversely affected by other economic, business, and/or competitive factors;

•	labor shortages and turnover or increases in employees and employee-related costs;

•

the potential impact of climate change on the company, including physical and transition risks, higher regulatory and compliance costs, reputational risks, and availability of capital on attractive terms;

•	operational risk; and

•

the risk that the COVID-19 pandemic (“COVID-19”), including any new and emerging variants and the efficacy and distribution of vaccines, and local, state, federal and international responses to addressing the pandemic may have an adverse effect on PCT’s business operations, as well as PCT’s financial condition and results of operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of PCT prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements or other matters attributable to PCT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, PCT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.